UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On May 8, 2015, UCI Holdings Limited (the “Company,” “we,” “us” and “our”) announced that it had entered into a stock purchase agreement (the “Stock Purchase Agreement”) to sell its vehicle electronics business conducted by Wells Manufacturing, L.P., a Delaware limited liability partnership and wholly owned subsidiary of the Company, and certain related subsidiaries (together, the “Wells Business Entities”) to NGK Spark Plug Co., Ltd., a Japanese company (the “Buyer”). Pursuant to the terms of the Stock Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, the Company will sell to the Buyer all of the outstanding shares of UCI Acquisition Holdings (No. 2) Corp., a wholly owned subsidiary of the Company, which will own the Wells Business Entities and conduct its vehicle electronics business prior to closing as a result of a series of post-signing restructuring actions (the “Transaction”).

The Buyer will pay to the Company as consideration for the Transaction an aggregate amount of approximately $257 million, subject to certain adjustments based on closing date cash, indebtedness, working capital and transaction expenses.

The Buyer has represented that it has cash in immediately available funds needed to consummate the Transaction.

The Company has made customary representations and warranties in the Stock Purchase Agreement and has agreed to customary covenants, including covenants regarding the operation of the Wells Business Entities and its vehicle electronics business before the closing, and customary post-closing indemnitees in respect of its representations and covenants and certain retained liabilities.

Consummation of the Transaction is subject to various other conditions, including the expiration or termination of any required waiting periods or receipt of any applicable approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Subject to the satisfaction or waiver of closing conditions, the closing of the Transaction is expected to occur in July 2015. The Stock Purchase Agreement may be terminated if the conditions remain unfulfilled or are not waived by August 3, 2015.

Rank Group Limited, a company based in New Zealand and wholly-owned by our strategic owner, Mr. Graeme Hart, is also a party to the Stock Purchase Agreement, solely for the purpose of providing a guaranty to the Buyer of the obligations of the Seller under the Stock Purchase Agreement and the transactions contemplated thereby.

The foregoing summary of the Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete.

On May 8, 2015, the Company issued a press release announcing the execution of the Stock Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by UCI Holdings Limited on May 8, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)

Date: May 8, 2015	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Officer